                                                    ---------------------------
                                                           OMB APPROVAL
                                                    ---------------------------

                                                    OMB Number:  3235-0145

                                                    Expires:  October 31, 1994
                                                    Estimated average burden

                                                    hours per response...14.90
                                                    ---------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 31)


                          CITADEL HOLDING CORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                     COMMON STOCK,  PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                   172862104
                          --------------------------
                                (CUSIP NUMBER)


                S. CRAIG TOMPKINS, PRESIDENT, CRAIG CORPORATION
550 SOUTH HOPE STREET, SUITE 1825, LOS ANGELES, CALIFORNIA 90071 (213) 239-0555
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)


                              September 14, 1998
             -----------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Check the following box if a fee is being paid with the statement.[_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,096,106
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,113,673
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,096,106
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,113,673
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,209,779
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Entertainment, Inc. (successor to Reading Company)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,113,673
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,113,673
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,113,673
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                SCHEDULE 13D/A
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reading Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,113,673
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,113,673
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,113,673
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      31.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                SCHEDULE 13D/A
                                                               -----------------
                                                               PAGE 5 OF 6 PAGES
                                                               -----------------

     This jointly filed Schedule 13/D (i) is Amendment No. 31 with respect to Craig Corporation ("Craig") and it amends and supplements the Schedule 13D, dated June 4, 1987 and Amendments thereto (the "Craig Schedule 13D") filed by Craig relating to beneficial holdings of shares of Common Stock of Citadel Holding Corporation ("Citadel"); and (ii) is Amendment No. 5 with respect to Reading Entertainment, Inc. ("Reading") and Reading Holdings, Inc. ("Holdings") and it amends and supplements the Schedule 13D, dated March 28, 1996 and the Amendments thereto (the "Reading Schedule 13D") filed by Reading and Holdings relating to beneficial holdings of shares of Common Stock of Citadel. Craig, Reading and Holdings are collectively referred to herein as "Filers". All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Craig or Reading Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     The purchase price for the securities ($2,128,150) was funded from working capital.

Item 4.  Purpose of Transaction
         ----------------------

     The purchase described herein have increased the beneficial interest of Craig and Reading in the Common Stock of the Issuer by 549,200 shares, or approximately 8.2%. As a consequence of this purchase, Craig now beneficially owns Common Stock of the Issuer representing approximately 48.1% and Reading, through Holdings, now beneficially owns Common Stock of the Issuer representing approximately 31.7% of such outstanding Common Stock.

     At the present time, there is a significant amount of overlap between the officers and directors of Craig, Reading and the Issuer. Mr. James J. Cotter is the Chairman of the Board and Mr. S. Craig Tompkins is the Vice Chairman of the Board of each of these three companies. Mr. Tompkins also serves as the President of Craig and as the Principal Accounting Officer and Treasurer of Citadel. The President of Citadel, Steve Wesson, is an officer of a Reading subsidiary. The Issuer currently sublets all of its office space from Craig, is a party to a management services agreement with Craig and Reading which allows for the sharing of certain executive and administrative services between the three companies. In addition, the Issuer owns 70,000 shares of Class A Convertible Preferred Stock of Reading, holds certain rights to put its assets to Reading in exchange for Reading common stock, and performs various real estate consulting services for Reading. Craig also owns Reading common and preferred stock representing approximately 78% of the voting power of Reading.

  Given the scope and extent of their interest in the Issuer, Filers intend to be actively involved in the direction of the business and affairs of the Issuer. Although no assurances can be given, Filers may in the future consider one or more transactions with the Issuer including, without limitation, a merger or consolidation of the Issuer with or the conveyance of all or some portion of the assets of the Issuer to an affiliate of Craig and/or Reading.

                                                               -----------------
                                                               PAGE 6 OF 6 PAGES
                                                               -----------------

     Due to overlap between the executives and directors of Craig, Reading and Citadel, it is likely that certain of these overlapping officers and/or directors will be directly involved, in their capacities as officers and/or directors of the Issuer, in the development of the Issuer's business plan and with respect to decisions involving the utilization of the Issuer's assets. Filers do not regard themselves as having any responsibility to make disclosures on Schedule 13D with respect to the activities of these individuals in their capacities as officers and/or directors of the Issuer and presently intend only to make disclosures on Schedule 13D where a specific plan or proposal with respect to the Issuer has been presented to and adopted by the Craig and/or Reading Board of Directors and disclosure is, accordingly, required under
Schedule 13D.

     Filers may acquire from time to time further Common Stock in the market, depending upon price, market conditions, evaluation of alternative uses for its working capital, tax considerations and other conditions.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 is hereby amended to add the following:

     On September 14, 1998, Reading Holdings, Inc., acquired, in a privately negotiated transaction, 549,200 shares of the common stock of Citadel Holding Corporation, at a price per share of $3.875, for an aggregate purchase price of $2,128,150.

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1998          CRAIG CORPORATION
                                    a Delaware corporation


                                    By:  /s/ S. Craig Tompkins
                                       -------------------------
                                       S. Craig Tompkins
                                       President